UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

March 29, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Selective Premium Income Fund Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our supplemental response to your comment number 8 with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed December 19, 2018 for the purpose of forming a new series, the Selective Premium Income Fund.

(8)	Comment: Provide the legal basis for involuntarily redeeming a shareholder who is no longer an Eligible Investor.

Response: We do not interpret the Investment Company Act of 1940 (the “1940 Act”) to prohibit automatic redemption of securities on terms that are disclosed in the prospectus. We interpret Section 22(e) of the 1940 Act together with Section 2(a)(32), as prohibiting an issuer from imposing restrictions on a shareholder’s right to redeem securities1, except as may otherwise be provided in the 1940 Act.

Further, we are unaware of any publicly available statement from the SEC or its staff that interprets Section 22(e) as prohibiting an automatic redemption when a shareholder ceases to be an eligible investor. In this regard, we note that BlackRock, PIMCO, Nuveen, Wells Fargo, VOYA, JP Morgan, Morningstar and Federated all have funds that either reserve the right to involuntarily redeem, or provide for involuntary redemption, when a shareholder ceases to be an eligible investor as defined in the applicable prospectus.2

[1]	Section 22(e) of the 1940 Act provides, in part, that “no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security . . . .” Section 2(a)(32) of the 1940 Act defines a redeemable security as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.”
[2]	See Exhibit A

The Selective Premium Income Fund (the “Fund”) is available only to investment advisory clients of Selective Wealth Management, Inc. (the “Adviser”) or clients of other investment advisers with whom the Adviser has entered into an agreement regarding the purchase of Fund shares (“Eligible Investors”, or individually, an “Eligible Investor”). The Adviser enters into agreements with other investment advisers allowing for the purchase of Fund shares only when the Adviser is in the process of acquiring the business of that investment adviser. As such, those shareholders will ultimately become clients of the Adviser, unless they choose not to enter into an agreement with the Adviser.

The Eligible Investors section in the prospectus states that “The Fund intends to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor, and each investor, by purchasing shares, agrees to any such redemption.” This provision does not place any restriction on a shareholder’s right to redeem shares of the Fund. It allows the Adviser to liquidate an account if the shareholder terminates its advisory relationship with the Adviser.

The Fund is not available on platforms to the general public. The Adviser offers the Fund, as well as its Selective Opportunity Fund (together, the “Funds”), only to Eligible Investors as part of its proprietary advisory services. The Fund is priced with this limitation in mind. In addition, the Adviser has a secure client-only website that it uses for various purposes including delivery of the Funds’ documents, that would not accommodate sales to the general public. (All Eligible Investors have access to this website.) As such, if an Eligible Investor ceases to be an Eligible Investor, certain pricing, compliance and operational issues could be raised if the non-eligible investor were permitted to continue to be a shareholder.

DFA U.S. Large Cap Portfolio Inc. No-Action Letter No. 33-33980

In our phone conversation on March 4, 2019 we discussed the above referenced no-action letter and you asked that we provide an analysis of the fact pattern in that letter (the “DFA Fact Pattern”) as applied to the Fund. We note that the DFA Fact Pattern is more complicated than the fact pattern for the Fund. The DFA eligibility criteria include both being an eligible client and having a minimum account value that results in payment of a minimum annualized fee. Much of the DFA no-action letter discusses involuntary redemption for failing to meet the minimum annualized fee. However, we find it to be relevant authority because it acknowledges that a mutual fund may have eligibility criteria that include being a client of the investment adviser to the fund, and also because it acknowledges that the investment adviser may require involuntary redemptions if eligibility criteria are not met on a continuous basis.

Eligibility for Initial Purchase

Both DFA and the Fund have initial eligibility criteria:

	Minimum Initial Investment	Client of Adviser	Written Agreement with Shareholder Discloses that Fund is Available Only to Clients	Minimum Annualized Fee
DFA	$15 million	Yes	Yes with Fund	$100,000
Fund	$10,000	Yes	Yes with Adviser	N/A

Sales Charge

Neither DFA nor the Fund imposes a sales charge.

Continuing Eligibility Requirement

Both DFA and the Fund have continuing eligibility requirements:

	Client of Adviser	Minimum Annualized Fee
DFA	Yes	$100,000
Fund	Yes	N/A

Involuntary Redemptions

	Ceases to be Client of Adviser	Does Not Meet Minimum Fee Requirement	Notice
DFA	Yes	Yes	Notice as to right to cure minimum fee; no notice mentioned as to termination of advisory account
Fund	Yes	N/A	N/A as to notice of right to cure minimum fee; no notice as to termination of advisory account

Restrictions on Right of Redemption

Neither DFA’s nor the Fund’s right to require a redemption imposes restrictions on the shareholder’s right of redemption.

Conditions Related to Automatic Redemption When An Account Falls Below A Certain Number or Value of Shares

The Fund’s eligible investor provisions do not include a right to involuntarily redeem a shareholder account when the shareholder’s account with the adviser fails to generate a minimum annualized fee to the adviser. This is a significant distinction from the DFA Fact Pattern, as it makes most of the conditions discussed in the DFA letter inapplicable, as indicated in the chart following:

Condition	DFA	Fund
Specified amount is reasonable and not unfair	Comply	N/A – no minimum investment
Minimum investment is approved by Board	Comply	N/A – no minimum investment
Investors given reasonable time to reach minimum	N/A – no plan providing for small purchases and eligibility determined prior to permitting investor to purchase	N/A – no minimum investment
Automatic redemption would apply to investors who have not reached minimum and who have stopped making payments	N/A – no plan providing for small purchases and eligibility determined prior to permitting investor to purchase	N/A – no minimum investment
Notice is provided to allow investor to increase size of account	Comply	N/A – no minimum investment
Automatic redemption provisions are imposed without discrimination	Comply	N-A - imposed only if advisory relationship terminated
Terms are permitted under applicable state law and the charter or bylaws and are also fully disclosed in the prospectus	Comply	Comply (the Unified Series Trust Declaration of Trust under the laws of the State of Ohio authorizes the Trustees to establish the rights of redemption and the terms and manner of redemption of each series of the Trust as well as explicitly allowing for involuntary redemption if the Trustees determine that failure to do so may have materially adverse consequences to all or any shareholders)

Actions Recommended by Staff

The Registrant proposes to implement the following additional disclosure as recommended by the SEC staff:

•	Make “eligible investors” a defined term;
•	Add eligible investor disclosure to the cover page and to the summary section of the prospectus; and
•	Add “subject to applicable law” in the automatic redemption language.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP

4842-1342-9643.2

EXHIBIT A

Fund	Date of Prospectus	Number of Funds	Eligible Investor	Involuntary Redemption
Blackrock Allocation Target Shares	26-Jul-18	Five series	Shares of each Fund may be purchased and held only by or on behalf of separately managed account clients who have retained BlackRock Investment Management, LLC or certain of its affiliates (individually or collectively referred to as “BIM LLC”) to manage their accounts, or who have requested that their investment adviser consider investment recommendations provided by BIM LLC in connection with the management of their accounts.	Each Fund reserves the right to redeem shares held by or on behalf of any shareholder who ceases to be an eligible investor as described above and, each shareholder, by purchasing shares of a Fund, agrees to any such redemption. If such shareholder fails to meet a Fund’s eligibility criteria, the Fund may redeem all of the shares of such shareholder. The liquidation of such shares will have tax consequences for the investor. Investors should carefully consider the potential impact of such liquidations and restrictions before selecting a managed account strategy that contemplates investment in a Fund. Please contact your plan sponsor for further information.
PIMCO Managed Accounts Trust Fixed Income Shares (FISH) [Believe these were formerly the Allianz Global Investors Managed Accounts Trust Funds]	30-Apr-18	Five series	Shares of the Portfolios may be purchased only by or on behalf of "wrap" account clients where Allianz Global Investors U.S. LLC or PIMCO (each, as applicable, the "Wrap Program Adviser") has an agreement to serve as investment adviser or sub-adviser to the account with the wrap program sponsor (typically a registered investment adviser, bank or broker-dealer) or directly with the client. A client agreement to open an account typically may be obtained by contacting the wrap program sponsor. Allianz Global Investors U.S. LLC is an affiliate of PIMCO.	The Portfolios intend to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor as described above and each investor, by purchasing shares, agrees to any such redemption.

Fund	Date of Prospectus	Number of Funds	Eligible Investor	Involuntary Redemption
Nuveen Managed Accounts Portfolios Trust	30-Nov-18	One	Portfolio shares may be purchased only by or on behalf of separately managed account clients where Nuveen Asset Management, LLC has an agreement to serve as investment adviser or sub-adviser to the account with the separately managed account program sponsor (typically a registered investment adviser or broker-dealer) or directly with the client.	The Portfolio intends to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor as described above, and each shareholder, by purchasing shares, agrees to any such redemption.
Wells Fargo Funds Trust	26-Apr-18	One	Shares of the Fund may be purchased only by or on behalf of separately managed account clients that have entered into an agreement with Funds Management either directly or through a separately managed account sponsor (typically a registered investment adviser or broker-dealer) to have Funds Management serve as investment adviser or sub-adviser to the account.	We intend to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor as described above, and each shareholder, by purchasing shares, agrees to any such redemption.
VOYA Separate Portfolios Trust [Believe this was formerly ING Separate Portfolios Trust]	31-Jul-18	Five series	A wrap account sponsor acting on behalf of an eligible investor must submit redemption orders to the Fund's transfer agent, either directly or through an appropriate clearing agency. Shares of the Fund may be held only by eligible investors and cannot be transferred or exchanged.	The Fund reserves the right to redeem shares of any investor if the investor ceases to be an eligible investor. Investors who are no longer eligible investors may receive their redemption proceeds by check.
JPMorgan Trust I [J.P. Morgan Tax Aware SMA Fund]	1-Mar-19	One	Shares of the Fund may be purchased only by or on behalf of separately managed accounts where JPMIM serves as the investment adviser or sub-adviser to the account with the separately managed account sponsor or directly with the client. Fund shares may not be purchased directly by individuals.	The Fund intends to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor, and each investor, by purchasing shares, agrees to any such redemption.

Fund	Date of Prospectus	Number of Funds	Eligible Investor	Involuntary Redemption
Morningstar Funds Trust [These Funds were declared effective July 11, 2018]	11-Jul-18	Nine	Fund shares are currently available only to investors participating in Morningstar Managed Portfolios, an investment advisory program sponsored by Morningstar Investment Services LLC, a wholly-owned subsidiary of the adviser, and also in programs sponsored by unaffiliated financial institutions that license the use of Morningstar Managed Portfolios in their own investment advisory program (collectively, Advisory Programs). There are no initial or subsequent minimum purchase amounts for the Fund. Orders to sell or “redeem” shares must be placed through the Advisory Program in which you participate and may trigger a purchase or sale of the Fund’s underlying investments.	At any time that an investor in the Fund ceases to be an eligible investor in the Fund, the entity managing the Advisory Program will direct the redemption of that investor’s Fund shares and no further purchases will be allowed.
Federated Managed Pool Series	28-Feb-19	Three	Shares of the Fund held for an eligible investor may be purchased only at the direction of FIC or other discretionary managers to such wrap fee, separately managed or other discretionary investment accounts.	At any time that an investor in the Fund ceases to be an Eligible Investor, the Fund will redeem the Fund's Shares held by such investor.